

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Junwei Chen
Chief Executive Officer
Hailiang Education Group Inc.
1508 Binsheng Road, Binjiang District
Hangzhou City, Zhejiang 310051
People's Republic of China

> **Re: Hailiang Education Group Inc.**
> **Form 20-F for the Fiscal Year Ended June 30, 2021**
> **Filed November 12, 2021**
> **File No. 001-36907**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F Filed November 12, 2021

Item 3. Key Information, page 6

1. Please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value

of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2.   Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and Accelerating Holding Foreign Companies Accountable Act and related regulations will affect your company. This summary should address, but not necessarily be limited to, the risks highlighted in the Forward-Looking Statements section. Additionally, where you discuss the reduction in the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, as you do on page 38, please revise to name that this is due to the "Accelerating Holding Foreign Companies Accountable Act."

3.   Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. We also note that your definition of "PRC" excludes the special administrative regions of Hong Kong and Macau. Please revise to remove such exclusions.

4.   We note your disclosure in the section titled "Cash Flows through Our Organization" on pages 89-90. Please revise the Key Information section to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. For example, where you state that "we will transfer the dividends to Hailiang Education (HK) Limited," please revise to clarify who is acting as "we" in this

scenario. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Provide cross-references to these other discussions.

6. We note your disclosure regarding the payment of dividends under applicable PRC laws and regulations on page 89. In your revised disclosure in the Key Information section, please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors, including under the expanded definition of PRC that will include Hong Kong, and Macau. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

7. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

8. The disclosure here should not be qualified by materiality. Please make revisions to your disclosure, as appropriate.

9. We note your organizational structure on page 80. Please revise to include this organizational structure in the Key Information section as well and revise the chart such that the information is clearly legible. In your organizational structure, please disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in this section a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the

challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. With respect to the VIE, the diagram should not use solid lines to denote relationships with the VIE; instead, with respect to relationships with the VIE, it should use dashed lines without arrows.

10.   We note your disclosure on pages 25 and 51 that you control and receive the economic benefits of the VIE and its subsidiaries' business operations through certain contractual agreements. We also note your statement that "[a]s of June 30, 2021, the Contractual Agreements provide Hailiang Inc., through Hailiang HK and Hailiang Consulting, the following: (i) the power to control the Affiliated Entities; (ii) the exposure or rights to variable returns from its involvement with the Affiliated Entities; and (iii) the ability to affect those returns through its power over the Affiliated Entities." However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

11.   Revise to provide a summary of risk factors, which discloses the risks that your corporate structure being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with individual cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

12.   Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have

received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We note that you currently include a discussion of such permissions and approvals in your risk factor on page 34. In that risk factor, we note that you rely on the advice of your PRC counsel. Accordingly, please name such counsel.

13. Similar to comments 4-8 above, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Also, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

14. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. We also note on pages 88-89 the condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Please revise to include a column for your WFOE, Hailiang Consulting. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. Please also include this schedule in Item 3. Key Information.

15. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your

securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

"You may experience difficulties in effecting service of legal process ... ", page 36

16. Please revise to name the directors, officers, and members of senior management that are located in the PRC (including Hong Kong and Macau). Separately, please revise your disclosure in the Key Information section to similarly name such individuals and highlight the issues associated with the enforceability of civil liabilities against foreign persons, as addressed in this risk factor.

D. Risk Factors
"Failure to comply with governmental regulations and other legal obligations ... ", page 36

17. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

"Recent joint statement by the SEC and the Public Company Accounting Oversight Board ... ", page 37

18. Please revise to disclose that pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Where you discuss the reduction in the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, please revise to name that this is due to the "Accelerating Holding Foreign Companies Accountable Act."

Note 2. Basis of preparation
(m) Revenue recognition, page F-23

19. We note your disclosure on page 96 that you record student enrollment rewards as selling expenses for the fiscal years presented. Please tell us more about the nature of these costs, the amounts recorded for the periods presented, and your consideration of the guidance in paragraph 70 of IFRS 15 related to recording consideration payable to a customer as a reduction of revenues.

Note 9. Discontinued operations, page F-35

20. We note your disclosure that you lost control over affiliated entities providing compulsory education as of September 1, 2021. We also note your disclosure that in substance, you ceased all revenue-generating activities related to providing compulsory education and had discontinued that business by June 30, 2021. Please tell us your consideration of the

guidance in paragraphs 12 and 32 of IFRS 5 and explain in detail how you meet the definition of discontinued operation as of June 30, 2021. In addition, explain why your balance sheet does not separately present the related assets. Finally, we note your reference to IFRS 10 on page 91. Please explain how IFRS 10 was considered in your determination of accounting and presentation

General

21. We note your statement that "[u]pon the issuance of The 2021 Implementation Rules for Private Education Laws, we optimized our operating structure, and will continue to offer K-12 student management services and high school curriculum education services to K-12 school students and high school curriculum education services. " We also note that your management services and high school curriculum education services include accommodation and after-school enrichment services to K-12 school students and high school curriculum education services. Please revise to disclose the impact, if any, that the Opinions on Further Reducing the Burden of Homework and Off-Campus Training for Compulsory Education Students, as released on July 24, 2021 by the General Office of the Central Committee of China's Communist Party and the General Office of the State Council (the Opinions), had on your operational decisions, and have had or may have on your business and results of operations. To the extent that the Opinions present material risks, please revise to state as much.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Jennifer López Molina at (202) 551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li